SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR WITHDRAWAL OF
REGISTRATION STATEMENT OR AMENDMENT
FILED PURSUANT TO RULE 477 UNDER
THE SECURITIES ACT OF 1933

Universal Access, Inc.

(Exact name of Registrant as specified in charter)

             The undersigned Registrant hereby requests withdrawal of its Registration Statement on Form S-3, File No. 333-59624 (the “Registration Statement”), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Registration Statement was originally filed on April 27, 2001 and has not been declared effective. No securities were issued or sold pursuant thereto.

             The Registrant is requesting withdrawal of the Registration Statement due to the Registrant's decision not to proceed at this time with an offering of the securities registered thereby.

             Pursuant to the requirements of Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVERSAL ACCESS, INC.
By:	/s/ Patrick C. Shutt
Patrick C. Shutt

Dated: May 14, 2001